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LOGO
                         INDIANA MICHIGAN POWER COMPANY
                               ONE SUMMIT SQUARE
                           FORT WAYNE, INDIANA 46801

                                                                January 30, 1997

Dear Shareholder:

     Please find enclosed important information pertaining to the following two items:

          (i) a proposed amendment to the Amended Articles of Acceptance (the "Articles") of Indiana Michigan Power Company ("I&M" or "the Company") which will be considered at a Special Meeting of its shareholders; and

          (ii) an offer by American Electric Power Company, Inc. ("AEP") to purchase the outstanding shares of I&M's cumulative preferred stock.

     We will greatly appreciate your giving prompt attention to the enclosed material which you are urged to read in its entirety.

     The Articles presently limit I&M's ability to issue securities representing unsecured indebtedness, including short-term debt, to no more than 10% of the aggregate of its capital, surplus and secured debt. This debt restriction limits I&M's flexibility in planning and financing its business activities. With financial flexibility and capital cost reduction being crucial factors to being successful in the evolving competitive utility environment, I&M ultimately may be placed at a competitive disadvantage if this debt restriction is not removed from the Articles. The proposed amendment, as set forth and explained in the enclosed Offer to Purchase and Proxy Statement, would remove the debt restriction.

     Concurrently with I&M's proxy solicitation, AEP is offering to purchase the outstanding shares of I&M's cumulative preferred stock. While you need not vote in favor of the proposed amendment in order to tender your shares, AEP's offer is conditioned upon, among other things, the proposed amendment being approved and adopted at the Special Meeting. In addition, you have the right to vote for or against the proposed amendment regardless of whether you tender your shares. If you vote in favor of the proposed amendment and it passes, you will be entitled to receive a special cash payment in the amount of $1.00 per share for each share that you vote, provided your shares have not been tendered. Instructions for tendering your shares and information pertaining to the special cash payment are included with the enclosed material.

     It is important to your interests that all shareholders, regardless of the number of shares owned, participate in the affairs of the Company. Even if you plan to attend the Special Meeting, WE URGE YOU TO MARK, SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT PROMPTLY. By signing and returning your proxy promptly, you are assuring that your shares will be voted.

     You are cordially invited to attend the Special Meeting which will be held at AEP's principal office, 1 Riverside Plaza, Columbus, Ohio, on Friday, February 28, 1997 at 4:15 p.m., eastern standard time or any adjournment or postponement of such meeting.

     If you have questions regarding the proposed amendment, the Special Meeting or AEP's tender offer please call Merrill Lynch & Co at (888) ML4-TNDR ((888) 654-8637 (toll free)) or Salomon Brothers Inc at (800) 558-3745 (toll free).

     Thank you for your continued interest in the Company.

                                          Sincerely yours,

                                          /s/ E. Linn Draper, Jr.
                                          E. Linn Draper, Jr.
                                          Chairman of the Board and
                                          Chief Executive Officer